Co-Issuer Information

Tidal Creek Picklehouse LLC ("Picklehouse") is a partially-owned subsidiary of Tidal Creek Brewhouse Grand Strand, LLC (the "Company") and is a co-issuer in this offering. The Company intends to use 2% of Picklehouse's revenues (in addition to 2% of the Company's revenues) to pay back investors in this promissory note.

Picklehouse's financial statements can be found under Appendix C of this Form C.

Below is information on Tidal Creek Picklehouse LLC:

Headquarters: 1051 Shine Ave. Myrtle Beach, SC 29577

Management/owners: Adrian Sawczuk & Dara Sawczuk

Business Overview: Picklehouse is a pickleball venue, with food and beverage service, to continue our strong growth and provide additional offerings to our community.

Planned features:

- 10 pickleball courts – 6 uncovered and 4 covered
- Pickleball instruction, tournaments and open play
- Pickleball related merchandise (e.g., paddles, balls, bags, etc.)
- Event space - indoor and outdoor
- Other amenities:
    - Brewpub serving breakfast, lunch and dinner options
    - Full bar with beer, wine, spirits, coffee and non-alcoholic drinks
    - Live music
    - Cornhole, shuffleboard, and other outdoor games
    - Arcade type games
    - Microbrewery to make small batch craft beers
    - Small batch on-site coffee roaster